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                                                                  EXHIBIT(C)(20)

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MARTIN MARIETTA CORPORATION                     6801 Rockledge Drive
                                                Bethesda, Maryland 20817
                                                Telephone (301) 887-4186
NORMAN R. AUGUSTINE
Chairman and Chief Executive Officer
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                                                   March 21, 1994

Dr. Renso L. Caporali
Chairman & CEO
Grumman Corporation
1111 Stewart Avenue
Bethpage, NY 11714-3580

Dear Dr. Caporali

     I have received your letter of March 14, 1994 in which you advised that Grumman's Board had determined to accede to Northrop's request and provide Northrop with "substantially the same non-public information concerning Grumman" that had been furnished to Martin Marietta. You informed me that Grumman had taken that action based on its view that such action was permissible pursuant to
Section 6.2 of the Merger Agreement between our companies. It is my understanding that the information is being provided subject to the terms of Northrop's Confidentiality Agreement with Grumman which contains certain "standstill" provisions which prohibit Northrop from making an unsolicited offer for Grumman's shares until after January 1996.

     Martin Marietta relied on the existence of those provisions at the time of our initial discussions with you, based upon Grumman's advice that it previously had shared confidential information with another party pursuant to the terms of a Confidentiality Agreement essentially the same as the Grumman Confidentiality Agreement with Martin Marietta. It is clear, however, that Northrop is in breach of its Confidentiality Agreement by virtue of its hostile offer for Grumman's common shares. Northrop's Confidentiality Agreement precludes any offer by it to acquire shares of Grumman "unless specifically invited" by Grumman to do so. Insofar as were are aware, no such invitation had been issued at the time Northrop made its offer, and the Merger Agreement between Grumman and Martin Marietta expressly precludes Grumman from inviting Northrop to make an offer to acquire Grumman shares. If Grumman were not to enforce the Confidentiality Agreement with Northrop, such failure will constitute a breach of Sections 6.2 and 6.4 of the Merger Agreement. I certainly hope that Grumman remains committed to the Merger Agreement which we entered into in good faith.

     Finally, our Merger Agreement requires that Grumman protect the Martin Marietta proprietary business data that we provided during the merger negotiations which, if compromised in any way, would cause us extensive harm. I am certain you will take the necessary steps to fully protect us from any possible compromise.

     Please be advised that Martin Marietta insists on compliance with the Merger Agreement, including without limitation, Sections 6.2 and 6.4. I would appreciate your prompt advice as to whether Grumman intends to seek to enforce the Confidentiality Agreement against Northrop.

                                          Sincerely,

                                          [facsimile signature]

                                          Norman R. Augustine